

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2019

Zheng Huang
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

Re: Pinduoduo Inc.
Form 20-F for Fiscal Year Ended December 31, 2018
Filed April 24, 2019
File No. 001-38591

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Introduction, page 8

1. With a view toward improving your disclosure in future filings, please help us understand your definition that GMV represents the total value of all orders for products and services on your platform, "regardless of whether the products and services are actually sold…" If GMV is generated when products are placed in the shopping cart even if they're never sold, we believe disclosure to this effect is important to an understanding of the metric. We also believe a discussion is warranted regarding whether you believe group or team purchasing might cause more orders to fail, or never be consummated after items are placed in the shopping cart, relative to other e-commerce platforms reporting GMV. Finally, each place you disclose GMV, we believe you should disclose the limitations of using this measure as a key performance indicator, including the potential lack of comparability to GMV as calculated by other companies.

Item 5.A. Operating Results
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Cost of Revenues, page 80

2.   Where you describe the various factors that caused an increase in cost of revenues in 2018 please quantify the increase in staff costs as well as the increase in call center and merchant support service costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

Operating Expenses, page 81

3.   Given the substantial increase in sales and marketing expense as an absolute amount and as a percentage of revenue, please tell us your consideration of discussing in more detail the nature of these expenses and the extent to which these expenses relate to coupons, credits and discounts offered to consumers versus other online and offline advertising campaigns. Tell us your consideration of also discussing whether the cost of the coupons, credits and discounts offered to customers can or does typically exceed the merchant revenue associated with a particular transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Bill Thompson, Branch Chief, at 202-551-3344 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products